[LETTERHEAD OF BALLARD SPAHR]

November 21, 2006

Via EDGAR and FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:       Barbara C. Jacobs
Maryse Mills-Apenteng
Anne Nguyen Parker
Christina Chalk

Re:          Metrologic Instruments, Inc.
Preliminary Transaction Statement on Schedule 13E-3
File No. 5-49829
Filed November 9, 2006

Preliminary Proxy Statement on Schedule 14A
File No. 0-24712
Filed November 9, 2006

Form 10-K for fiscal year ended December 31, 2005
File No. 0-24712
Filed March 10, 2006

Ladies and Gentlemen:

On behalf of Metrologic Instruments, Inc. (“Metrologic” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated November 20, 2006 with respect to the above-referenced filings.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.  Please note that all references to page numbers in the responses are references to the page numbers in the amended Preliminary Proxy Statement filed concurrently with the submission of this letter.

We represent the Company and the special committee of the board of directors of the Company.  To the extent that any response relates to information concerning any of Meteor Holding Corporation, Meteor Merger Corporation, FP-Metrologic, LLC, Francisco Partners II, L.P., Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors, Inc., C. Harry Knowles or Needham & Company, LLC, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

United States Securities and Exchange Commission
November 21, 2006

Concurrently with the submission of this letter, Metrologic is filing via EDGAR an amended Preliminary Proxy Statement (File No. 0-24712) (the “Proxy Statement”) and Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 5-49829) (the “Schedule 13E-3”).  The Proxy Statement and Schedule 13E-3 have been amended in response to the Staff’s comments.  In addition, please note that the Proxy Statement has been amended to indicate that the required financial information is being filed and delivered with the Proxy Statement and is not incorporated by reference.

For your convenience, we have enclosed four (4) marked copies of the Proxy Statement and the Schedule 13E-3 with the hard copy of this letter.

Schedule 13E-3/A

1.         We note your response to prior comment 1.  However, we continue to believe that Elliott Associates, L.P. and Elliott International, L.P. (the “Elliott Entities”) should be included as filers on the Schedule 13E-3.  In this regard, we note that the Elliott Entities together are the third largest shareholder of the company after aggregating the holders affiliated with the Knowles.  In addition, the Elliott Entities initiated this transaction when Jesse A. Cohn approached Mr. Knowles about a going-private transaction in June 2005.  The Elliott Entities identified (through Deutsche Bank) purchaser Francisco Partners, will hold a material equity interest (16.3%) in the company going forward, have agreed to vote their shares in favor of the merger, will designate one member of the board of the surviving company, and are entitled, under certain circumstances, to receive a portion of the termination fee if this transaction is not consummated.  All of these factors when taken together indicate that the Elliott Entities are affiliates engaged in this going private transaction.  Note that the concept of “control” for purposes of determining affiliate status under Rule 13e-3 does not contemplate only the ability to independently direct the management of a company; rather, several independent entities may be deemed control persons of a company due to their ability to influence the company, and including their access to management and inside information about the company.

Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors, Inc. have been added as filing persons with respect to the Schedule 13E-3, and the Proxy Statement has been updated to provide the requisite disclosure regarding Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors, Inc.  Please see pages 2, 3, 38, 39, 90 and 92.

2.         See our last comment above.  Please revise the proxy statement to add all of the additional disclosure required by Schedule 13E-3 (including the General Instructions) as to the Elliott Entities and their affiliates individually.  In addition, you may need to include as filers on the Schedule 13E-3 (depending on the ownership structure of the Elliott Entities) any control persons of the Elliott Entities

United States Securities and Exchange Commission
November 21, 2006

The Proxy Statement has been revised as requested.  Please see pages 2, 3, 38, 39, 90 and 92.

Schedule 14A

Summary Term Sheet

Finance of the Merger, page 5

3.         Please refer to prior comment 8.  We note the added disclosure that the total merger consideration is 370.7 million and related fees and expenses.  The cover page of the proxy statement indicates a maximum aggregate value of the transaction of $369.1 million.  Please advise as to whether there have been any changes to the transaction that has caused the aggregate value to increase.

Supplementally, we advise the Staff that there have not been any changes to the transaction that have caused the aggregate value to increase.  The reason for the difference between the maximum aggregate value of the transaction on the cover page of the Proxy Statement and the total merger consideration is due to the issuance of additional shares of common stock upon exercise of certain stock options between the date as of which the maximum aggregate value of the transaction was calculated in connection with the initial filing of the Preliminary Proxy Statement and the date as of which disclosure was made in the first amended Preliminary Proxy Statement. In addition, the Company has been advised that, based on the expected equity contributions of the Investor Group as of the date of the Proxy Statement, Meteor Holding Corporation currently expects that the number of shares to be contributed by Mr. Knowles will be adjusted, from 1,680,578 shares to 1,571,320 shares, which will result in additional merger consideration being paid out for the additional shares of Metrologic common stock that Mr. Knowles will hold as of the closing of the merger. This adjustment does not constitute a change in the transaction terms, as Mr. Knowles’ Contribution and Voting Agreement with Meteor Holding Corporation expressly contemplates that his contribution will be adjusted to ensure that Mr. Knowles holds 15% of the outstanding preferred and common stock of Meteor Holding Corporation following the merger.

Special Factors

Background of the Merger, page 16

4.         Please refer to prior comment 23.  We note your revised statement that the board determined that it was in the best interest of the shareholders to consider a sale of the company “due to Mr. Knowles’ expressed desire at that time to retire.” There does not appear to be a direct link between Mr. Knowles’ wishing to retire and the conclusion that a sale of the company is in the best interest of the shareholders.  Please revise to better explain this connection.

The Proxy Statement has been revised as requested.  Please see page 14.

Recommendations of the Special Committee and the Board of Directors, page 25

5.         Please refer to prior comment 37.  We note your statement that the special committee considered your historical stock prices and premiums in reaching its fairness determination.  Please specifically address the historical stock prices that exceeded the cash out price within the last year.  That is, how did the special committee consider these recent prices in its fairness analysis?

The Proxy Statement has been revised as requested.  Please see pages 29 and 30.

United States Securities and Exchange Commission
November 21, 2006

6.         Please refer to prior comment 38.  Please disclose the names of the two additional members of senior management identified in your response letter dated November 9, 2006.

The Proxy Statement has been revised as requested.  Please see page 27.

Opinion of Needham & Company, LLC, page 30

7.               Please refer to prior comment 45.  Your response notwithstanding, the summary of the opinion should make clear how the fairness advisor considered the results of each analysis to reach a determination of fairness.  For example, where a particular set of analyses yielded a range of results, and the transaction value in the proposed merger is in some instances below/above the median, or the range is particularly broad, your summary must explain how the mathematical results were analyzed.  See Charles L. Ephraim (Sept. 30, 1987); see also Item 1015(b)(6) of Regulation M-A.

While Needham & Company notes that its analyses must be considered as a whole, we have revised the disclosure in response to the Staff’s comment.  Please see pages 33, 34 and 35.

8.               Please refer to prior comment 46.  In addition to including the aggregate amount paid in fees to Needham, please separately indicate the amount paid in connection with the AOA transaction on the one hand and the going-private transaction on the other.

The Proxy Statement has been revised as requested.  Please see page 36.

9.               We reissue in part prior comment 48.  We note your disclosure on pages 32 and 34 that the Needham’s analyses “excluded the forecasted financial results of Adaptive Optics Associates, Inc. . . . ”  Please tell us whether the analysis should be revised in light of the $40.25 million in cash to be received by the company.

We respectfully note that the disclosure referenced in the Staff’s comment indicates that the analyses assume the receipt of estimated net cash proceeds from the sale of AOA.  Due to the length and subject matter of the sentence at the bottom of page 32 in the initial filing, we have split the sentence and added clarifying language.  Please see page 33. We have also added language on pages 33 and 35 to indicate that Needham & Company used for purposes of its analyses management’s estimate that approximately $35 million of net cash would be generated from the sale of AOA.

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United States Securities and Exchange Commission
November 21, 2006

Each of the Company, Meteor Holding Corporation, Meteor Merger Corporation, Francisco Partners II, L.P., Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors, Inc. and C. Harry Knowles (collectively, the “Filing Persons”), have acknowledged to Ballard Spahr Andrews & Ingersoll, LLP, that (1) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in each filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either filing; and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission
November 21, 2006

Please direct any questions or comments regarding these filings to the undersigned at (215) 864-8606.

Sincerely,

/s/ JUSTIN P. KLEIN
Justin P. Klein